Exhibit 99.1

BURCON ANNOUNCES LAUNCH OF CLARISOY™ 150

Vancouver, British Columbia, June 26, 2012— Burcon NutraScience Corporation (TSX: BU; NASDAQ: BUR) (“Burcon”) reports that Archer Daniels Midland Company (NYSE: ADM) will launch CLARISOYTM 150, the first extension to the CLARISOY product line, today at the opening of the 2012 Institute of Food Technologists Annual Meeting and Food Expo in Las Vegas (the “IFT Food Expo”). CLARISOY is the world’s first vegetable-based protein that offers clarity and complete protein nutrition for beverage applications.

The newest CLARISOY product to be launched today - CLARISOY 150 - is a clean-tasting isolated soy protein specially processed for use in beverage systems with a pH of less than 4.0 with cloud systems or beverages neutralized to a pH of 7.0 or higher. Due to its clean flavor and high solubility in higher pH ranges, CLARISOY 150 allows for greater use of soy protein in mildly flavored neutral beverages such as meal replacement and weight management products. The new product enables beverage manufacturers to comfortably formulate with up to 10 grams of protein per serving.

“Today’s launch by ADM of CLARISOY 150, the first extension of the CLARISOY product line, is exciting news for Burcon,” said Johann F. Tergesen, Burcon’s president and chief operating officer. “CLARISOY 150 opens up an entire new range of consumer products that can be formulated to include CLARISOY.”

ADM will present the science behind the CLARISOY line of isolated soy proteins at the New Products & Technology Table Top Showcase on Wednesday, June 27 from 11 a.m. to 1:30 p.m. at the IFT Food Expo. Dr. Russ Egbert, director of protein research for ADM, will be available to discuss the distinctive properties of CLARISOY throughout the showcase. Attendees also will be able to sample Harmony Soymilk made with CLARISOY 150.

IFT Food Expo attendees are also invited to stop by the ADM booth to sample Fruit and Veggie Jive, a nutritional beverage that includes CLARISOY 100 transparent soy protein plus one serving of fruit and one serving of vegetables. CLARISOY 100, launched at last year’s IFT Food Expo, is ADM’s premier transparent, isolated soy protein and enables 100 percent-soluble protein fortification in beverage applications with a pH below 4.0.

“CLARISOY 150 has an extraordinarily clean taste profile. Combined with its smooth mouth-feel, it offers a host of potential applications either as a replacement for, or to blend with, dairy protein,” said Dr. Martin Schweizer, vice-president technical development of Burcon. “CLARISOY’s potential to be blended with dairy protein or to be used in dairy-alternative applications has been a key focus of our research and patenting team for many years. Since our discovery of CLARISOY over four years ago we have continuously worked to expand its potential applications. The unique and revolutionary nature of this protein allows us to continue to discover new exciting uses for it even today. ”

About Burcon NutraScience
Burcon is a leader in nutrition, health and wellness in the field of functional, renewable plant proteins. Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. We have developed CLARISOY™ soy protein, the only vegetable-based protein that offers clarity and complete protein nutrition for low pH beverage systems; PEAZAZZ™ a uniquely soluble and clean-tasting pea protein and Puratein®, Supertein™ and Nutratein™ canola protein isolates with unique functional and nutritional attributes. Our team of highly specialized scientists and engineers work from our private research facility to develop and optimize environmentally sound technologies. To-date, our patent portfolio consists of 193 issued patents in various countries, including 34 issued U.S. patents, and in excess of 375 additional pending patent applications, 74 of which are U.S. patent applications.

CLARISOY™ is under license from Archer Daniels Midland Company.
CLARISOY™ is a trademark of Archer Daniels Midland Company.

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ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and cannot be sold without further research and development. When used in this press release, the words “goal”, “intend”, “believes” and “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties. In light of the many risks and uncertainties surrounding the development of a source of protein from canola meal, you should understand that we cannot assure you that the forward looking statements contained in this press release will be realized.

For more information, please contact:

Michael Kirwan, Director, Corporate Development
Burcon NutraScience Corporation
(604) 733-0896 / (888) 408-7960
toll-free mkirwan@burcon.ca www.burcon.ca